OMB APPROVAL
OMB Number 3235-0287 Expires: September 30, 1998 Estimated average burden hours per response.....0.5

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may
continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s)

Welle Bernhard J.	The Dial Corporation (DL)	to Issuer (Check all applicable)

_____ Director ____ 10% Owner

(Last) (First) (Middle)		__X___ Officer (give title below)
	3. IRS or Social Security Number of Reporting Person (Voluntary)	_____ Other (specify below)

15501 North Dial Boulevard Suite 2212		Executive Vice President - Shared Services

(Street)
	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Scottsdale AZ 85260-1619	8/2002	(Check applicable line)
__X__ Form filed by One Reporting Person

(City) (State) (Zip)
United States		____ Form filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

				4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

					(A)
					or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

The Dial Corporation Common Stock	8/22/2002	F		5,552.00	D	20.8750

The Dial Corporation Common Stock	8/22/2002	J	V	11,114.00(1)	D

The Dial Corporation Common Stock	8/1/2002	M		3,373.00	A	8.9407

The Dial Corporation Common Stock	8/1/2002	S		3,373.00	D	20.50

The Dial Corporation Common Stock	8/6/2002	M		3,746.00	A

The Dial Corporation Common Stock	8/6/2002	S		9,045.00	D	20.36

The Dial Corporation Common Stock	8/6/2002	M		8,554.00	A	8.9407

The Dial Corporation Common Stock	8/6/2002	M		9,045.00	A	9.6378

The Dial Corporation Common Stock	8/6/2002	F		6,066.00	D	20.36

The Dial Corporation Common Stock	8/6/2002	M		12,815.00	A	20.36

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

D

16,668.00(2)	D

	I	By Family Partnership (3)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
SEC 1474 (7-96)

FORM 4 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

5. Number of
Derivative
Securities
Acquired (A) or
4. Transaction	Disposed of (D)
Code	(Instr. 3, 4,
2. Conversion or	(Instr. 8)	and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

Options — Right to Buy	14.8438

Options — Right to Buy	11.9108

Options — Right to Buy	14.4375

Options — Right to Buy	12.8750
Options — Right to Buy	29.7188
Options — Right to Buy	13.4688
Options — Right to Buy	8.9407	8/1/2002	M	3,373.00
Options — Right to Buy	8.9407	8/6/2002	M	3,746.00
Options — Right to Buy	8.9407	8/6/2002	M	8,554.00
Options — Right to Buy	9.6378	8/6/2002	M	9,045.00

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

(6)	03/01/2010	The Dial Corporation Common Stock

(7)	08/16/2005	The Dial Corporation Common Stock

(8)	11/21/2006	The Dial Corporation Common Stock

(8)	09/24/2006	The Dial Corporation Common Stock
(9)	08/04/2009	The Dial Corporation Common Stock
(6)	01/25/2011	The Dial Corporation Common Stock
	08/19/2002	The Dial Corporation Common Stock	3,373.00	8.9407
	08/19/2002	The Dial Corporation Common Stock	3,746.00
	08/19/2002	The Dial Corporation Common Stock	8,554.00	8.9407
	02/17/2003	The Dial Corporation Common Stock	9,045.00	9.6378

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Security:	Indirect
Owned at End	Direct (D)	Beneficial
of Month	or Indirect (I)	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

84,500.00	D

16,704.00	D

38,000.00	D

114,330.00	D
65,000.00	D

140,000.00	D

D

D

0.00	D

D

      Explanation of Responses:

      1. The reporting person transferred directly held shares into a family partnership for which the reporting person and spouse are the only partners and the reporting person is the General Partner.
      2. Direct stock ownership of the reporting person consists of 16,668 shares of restricted stock granted pursuant to the 1996 Stock Incentive Plan; the reporting person is not entitled to transfer, sell, pledge, hypothecate or assign any portion of the shares prior to the lapse of certain restrictions: restrictions lapse for 33.3% of the award on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date and 33.3% on the third anniversary of the grant date.
      3. Stock held in family partnership with reporting person and spouse as the only partners and the reporting person as the General Partner.
      4. The reporting person transferred shares held in family trust with reporting person as trustee and beneficiary to family partnership with reporting person and spouse as partners and with reporting person as General Partner.
      5. Between January 1 and August 12, 2002, the reporting person acquired 566.70 shares of The Dial Corporation Common Stock under The Dial Corporation 401(k) Savings Plan.
      6. Granted pursuant to the 1996 Stock Incentive Plan, 1/3 of the options vest on the first anniversary of the grant date; 1/3 after the second anniversary of the grant date; and the final 1/3 after the third anniversary of the grant date. All options vest in the event of a change in control. Each option contains a Change In Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change In Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

/s/ Bernhard J. Welle	8/27/02

**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1474 (7-96)

FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s)

Welle Bernhard J.	The Dial Corporation (DL)	to Issuer (Check all applicable)

_____ Director ____ 10% Owner

(Last) (First) (Middle)		X Officer (give title below)
	3. IRS or Social Security Number of Reporting Person (Voluntary)	_____ Other (specify below)

15501 North Dial Boulevard Suite 2212		Executive Vice President — Shared Services

(Street)
	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Scottsdale AZ 85260-1619	8/2002	(Check applicable line)
X Form Filed by One Reporting Person

(City) (State) (Zip) United States		____ Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

				4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

					(A)
					or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

The Dial Corporation Common Stock	8/6/2002	S		11,909.00	D	20.36

The Dial Corporation Common Stock	8/6/2002	M		11,909.00	A	11.1531

The Dial Corporation Common Stock	8/6/2002	F		3,756.00	D	20.36

The Dial Corporation Common Stock	8/6/2002	M		6,857.00	A	11.1531

The Dial Corporation Common Stock	8/6/2002	S		3,746.00	D	20.36

The Dial Corporation Common Stock	8/6/2002	F		3,756.00	D	20.36

The Dial Corporation Common Stock	8/22/2002	J	V	11,114.00	A

The Dial Corporation Common Stock	8/26/2002	J	V	17,225.00	A

The Dial Corporation Common Stock	8/26/2002	J	V	17,225.00	D

The Dial Corporation Common Stock (401(K) Stock Holdings)		I	V	566.70	A

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

	I	By Family Partnership (3)

(1)	I	By Family Partnership (3)

42,987.00 (4)	I	By Family Partnership

0.00 (4)	I	By Trust

16,116.09 (5)	I	By 401(k) Savings Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	Page 3 of 6	(Over) SEC 1474 (7-96)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

					5. Number of
					Derivative
					Securities
					Acquired (A) or
			4. Transaction		Disposed of (D)
			Code		(Instr. 3, 4,
	2. Conversion or		(Instr. 8)		and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

Options — Right to Buy	9.6378	8/6/2002	M			12,815.00

Options — Right to Buy	11.1531	8/6/2002	M			11,909.00

Options — Right to Buy	11.1531	8/6/2002	M			6,857.00

Phantom Stock Units	1-for-1		A	V	96.84

Phantom Stock Units	1-for-1		A	V	16.57

Phantom Stock Units	1-for-1		A	V	66.27

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
				8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

	02/17/2003	The Dial Corporation Common Stock	12,815.00	20.36

	08/17/2004	The Dial Corporation Common Stock	11,909.00	11.1531

	08/17/2004	The Dial Corporation Common Stock	6,857.00	11.1531

(10)		The Dial Corporation Common Stock	96.84

(11)		The Dial Corporation Common Stock	16.57

(12)		The Dial Corporation Common Stock	66.27

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Security:	Indirect
Owned at End	Direct (D)	Beneficial
of Month	or Indirect (I)	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

0.00	D

D

0.00	D

14,982.41	D

1,184.89	D

11,630.24	D

      Explanation of Responses:

      7. Granted pursuant to the 1996 Stock Incentive Plan. The Corporation may permit a participant exercising an option to surrender stock to which participant is entitled as a result of such exercise to satisfy a tax withholding requirement. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.

      8. Granted pursuant to the 1996 Stock Incentive Plan. Options vest 1/3 after the stock price increases 33% over the grant price, 1/3 after the stock price increases 66 2/3%, and the final 1/3 after the stock price doubles with no vesting in less than 12 months. All options vest in the event of a change in control or 5 years from the date of grant. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

      9. Granted pursuant to the 1996 Stock Incentive Plan. Options vest 1/3 after the stock price increases 20% over grant price, but only if 1 year has passed since grant date; 1/3 after the stock price increases 40%, but only if 2 years have passed since grant date; and the final 1/3 after the stock price increases 60%, but only if 3 years have passed since grant date. All options vest in the event of a change in control of 5 years from the grant date. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

      10. Between January 1 and August 12, 2002, the reporting person acquired 96.64 phantom stock units at prices ranging from $16.35 to $20.97 as a result of dividend payments paid under the Corporation’s Management Deferred Compensation Plan on the participant’s stock option gain deferral.

/s/ Bernhard J. Welle	8/27/02

**Signature of Reporting Person	Date

      ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1474 (7-96)

FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL OMB Number 3235-0287 Expires: September 30, 1998 Estimated average burden hours per response . . . .0.5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s)

Welle Bernhard J.	The Dial Corporation (DL)	to Issuer (Check all applicable)

_____ Director ____ 10% Owner

(Last) (First) (Middle)		X Officer (give title below)
15501 North Dial Boulevard Suite 2212	3. IRS or Social Security Number of Reporting Person (Voluntary)	_____ Other (specify below) Executive Vice President - Shared Services

(Street) Scottsdale AZ 85260-1619
	4. Statement for Month/Year	7. Individual or Joint/Group Filing
	8/2002	(Check applicable line)
X Form Filed by One Reporting Person

(City) (State) (Zip) United States		____ Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

(A)
or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form:
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Page 5 of 6                                                   (Over)
SEC 1474 (7-96)

FORM 4 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

5. Number of
Derivative
Securities
Acquired (A) or
			4. Transaction		Disposed of (D)
			Code		(Instr. 3, 4,
	2. Conversion or		(Instr. 8)		and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Security:	Indirect
Owned at End	Direct (D)	Beneficial
of Month	or Indirect (I)	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

Explanation of Responses:

11. Between January 1 and August 12, 2002, the reporting person acquired 16.57 discount phantom stock units at prices ranging from $16.35 to $20.97 as a result of dividend payments paid under the Corporation’s Management Deferred Compensation Plan, but which vest at the end of the second plan year following the plan year in which such units were acquired.
12. Between January 1 and August 12, 2002, the reporting person acquired 66.27 phantom stock units at prices ranging from $16.35 to $20.97 as a result of dividend payments paid under the Corporation’s Management Deferred Compensation Plan.

/s/ Bernhard J. Welle	8/27/02

**Signature of Reporting Person	Date

    **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1474 (7-96)